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EXHIBIT 12.1

Ratio of EBITDA to interest expense

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
                                            Years Ended December 31, 2000
                                       ----------------------------------------
                                         2000            1999            1998
                                       --------        --------        --------

EBITDA:
      Total Earnings                   $215,538        $ 38,927        $ 59,957

      Add back:
      Interest expense                  173,891          91,184          44,697
      Depreciation and amortization      34,514          10,340           4,287
                                       --------        --------        --------

      Total EBITDA                     $423,943        $140,451        $108,941


INTEREST EXPENSE:                      $173,891        $ 91,184        $ 44,697

EBITDA/INTEREST EXPENSE                    2.44 x          1.54 x          2.44 x
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